
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Cynthia M. Krus, Esq.
Sutherland Asbill & Brennan, LLP
1275 Pennsylvania Avenue, NW
Washington, DC 20004-2415

Re: Allied Capital Corporation (the "Fund")
    File Numbers 814-00138 & 333-123920

Dear Ms. Krus:

On April 7, 2005, the Fund filed a registration statement on Form N-2 under the Securities Act of 1933 ("Securities Act"). Your letter dated April 21, 2005, requested selective review in accordance with Securities Act Release No. 6510 (February 15, 1984). With certain exceptions, we have limited our review of the filing. We are also reviewing the Fund's financial statements and may have comments regarding that information.

Our comments regarding the filing are set forth below.

General

1.   Please state in your response letter whether the NASD will or has reviewed the proposed terms and arrangements of the transaction involved in the registration statement.

2.   Add appropriate disclosure regarding any restrictions on Fund transactions arising under the USA Patriot Act of 2001 applicable to financial institutions, such as the Fund.

3.   Please see the US Securities and Exchange Commission, A Plain English Handbook, (1998). Please review the prospectus and revise it where it appears necessary so as to conform to the Commission's plain English requirements. In this connection, please explain the term "liquidity event" which appears in several instances in the filing.

Prospectus

4.   The prospectus discloses that the Fund invests substantially in CMBS bonds. Please advise the staff in your response letter whether the CMBS bonds in which the Fund invests are "qualified assets."

5.   Disclosure in the third paragraph under the disclosure captioned "Prospectus Summary – Determination of Net Asset Value" states "Unlike banks, we are not

permitted to provide a general reserve for anticipated loan losses." Please explain the underlined term; i.e., explain the nature of the referenced prohibition. The next sentence references the Fund's use of the "enterprise value" methodology in valuing investments. Confirm whether this methodology is used only when valuing investments in companies that are wholly-owned by the Fund, or used also when valuing investments in companies in which the Fund holds a lesser interest.

6.   Revise the disclosure captioned "Prospectus Summary – Use of Proceeds" by adding a cross reference to the fuller discussion of that subject matter contained later in the filing.

7.   Disclosure in the eigth paragraph under the disclosure captioned "Prospectus Summary – Risk Factors" indicates that 70% of the Fund's investments will be "qualifying" investments at the time of investment. Will the balance of the Fund's investments further the Fund's required statutory objective of providing capital to smaller firms consistent with the requirements of Sections 55(a) and 2(a)(46) of the Investment Company Act of 1940 (the "1940 Act")?

8.   Management's Discussion and Analysis of Financial Condition and Results of Operations – Portfolio and Investment Activity – CMBS Bonds" discloses that "During 2004, we completed a securitization of $53.7 million of commercial mortgage loans. In connection with this securitization, we received proceeds, net of costs, of $54.0 million, including $28.3 million of cash and $25.7 million of A and AA rated bonds and LLC interests, which have been included in the CMBS portfolio at December 31, 2004. The realized gain from this securitization was $0.3 million." Explain to the staff which entity issued the A and AA rated bonds and LLC interest. Please identify the principal owner(s) of that entity. Is the entity an affiliated person of the Fund? Does the Fund deem the CMBS issued by the entity to be securities described by Section 55 of the 1940 Act. Please explain why the Fund valued the commercial loans at $53.7 million, yet realized over $54 million in cash and securities, exclusive of costs, when the loans were securitized.

9.   Provide the portfolio manager disclosure required by newly revised Items 1.d., 9.1.c., and 21, of Form N-2. See Investment Company Act Release No. 26533 (August 23, 2004).

10.   Revise the disclosure captioned "Business – Commercial Real Estate Finance Portfolio," to reflect the Fund's reported recent sale of its real estate securities portfolio to a subsidiary of Caisse de Deport et Placement Du Quebec, a Canadian pension fund.

11.   With respect to the disclosure captioned "Description of Capital Stock – Control Share Acquisition Statute," it is the view of the staff that the Fund's reliance on the provisions of Maryland's Control Share Statute may constitute a violation of Section 18(i) of the 1940 Act. The Fund should add disclosure consistent with the staff's position or explain in a letter why it believes reliance on the statute is appropriate.

        *   *   *   *   *   *   *   *   *   *   *

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. In addition to the comments contained herein, your letter should respond to accounting comments conveyed to you outside of this comment letter.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

- In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6976.

Sincerely,



Larry Greene

Larry L. Greene
Senior Counsel

Wednesday, May 18, 2005